UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

USELL.COM, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

917296204
(CUSIP Number)

Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
825,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
825,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
825,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  See Item 2 and Item 5.   Includes (i) 550,000 shares of Common Stock (“Shares”) and (ii) 275,000 Shares issuable under warrants that are immediately exercisable.

(2)  This calculation is rounded to the nearest tenth and is based upon 28,632,999 Shares outstanding, which is the sum of (i) 28,357,999 Shares outstanding as of November 19, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018 (File No. 000-50494) and (ii) 275,000 Shares issuable under warrants that are immediately exercisable.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
450,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
450,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  See Item 2 and Item 5.  Includes (i) 300,000 Shares and (ii) 150,000 Shares issuable under warrants that are immediately exercisable.

(2)  This calculation is rounded to the nearest tenth and is based upon 28,507,999 Shares outstanding, which is the sum of (i) 28,357,999 Shares outstanding as of November 19, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018 (File No. 000-50494) and (ii) 150,000 Shares issuable under warrants that are immediately exercisable.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,000 shares of Common Stock

	8	SHARED VOTING POWER
13,881,666 shares of Common Stock(1)

	9	SOLE DISPOSITIVE POWER
200,000 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
13,881,666 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,081,666 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.5% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  See Item 2 and Item 5.
(2)  This calculation is rounded to the nearest tenth and is based upon 34,782,999 Shares outstanding, which is the sum of (i) 28,357,999 Shares outstanding as of November 19, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018 (File No. 000-50494); (ii) 275,000 Shares issuable under warrants that are immediately exercisable by the Trust; (iii) 150,000 Shares issuable under warrants that are immediately exercisable by M3C; and (iv) 6,000,000 Shares issuable upon the conversion of the Note (defined in Item 3) by Piton.

SCHEDULE 13D/A

CUSIP No. 917296204	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,482,666 shares of Common Stock(1)(2)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
12,482,666 shares of Common Stock(1)(2)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,482,666 shares of Common Stock(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.3% of outstanding shares of Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes 500,000 Shares beneficially owned by Piton under options (the “Scott Tepfer Options”) it acquired on December 20, 2016 from Scott Tepfer, President of We Sell Cellular LLC (which is a subsidiary of the Issuer) and a Director and Executive Vice President of the Issuer.  The Scott Tepfer Options grant Piton the right to acquire up to 500,000 Shares from Scott Tepfer for $1.00 per share.  The Scott Tepfer Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.   Also includes 6,000,000 Shares issuable upon the conversion of the Note by Piton. The Note bears interest at the rate of 5% per annum. At the election of Piton, all or any part of the outstanding balance of the Note may be converted into the Issuer's common stock using an initial conversion price of $0.30 per share. The terms of the Note are described in greater detail in the Form 8-K filed by the Issuer on November 21, 2018 (File No. 000-50494).
(2)  See Item 2 and Item 5.
(3)  This calculation is rounded to the nearest tenth and is based upon 34,357,999 Shares outstanding, which is the sum of (i) 28,357,999 Shares outstanding as of November 19, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018 (File No. 000-50494) and (ii) 6,000,000 Shares issuable upon the conversion of the Note by Piton.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 6 of 12 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 6”) amends the Schedule 13D filed on December 30, 2016 (the “Original Schedule 13D”), as amended on June 2, 2017 (“Amendment No. 1”), November 22, 2017 (“Amendment No. 2”), October 26, 2018 (“Amendment No. 3”), November 27, 2018 (“Amendment No. 4”) and December 10, 2018 (“Amendment No. 5”).  The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6 are collectively referred to herein as the “Schedule 13D”.  Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5).  The Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5) remains in full force and effect, except as specifically amended by this Amendment No. 6.  This Amendment No. 6 is being filed to report Piton’s and Mr. Averick’s execution of the Letters described below in Item 6.
Item 4.     Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:
Piton’s and Mr. Averick’s execution of the Letters as described in this Amendment No. 6 is hereby incorporated by reference to the extent that it constitutes plans or proposals of any of the Reporting Persons to be described in Item 4.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 7 of 12 Pages

I
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 6:
The Company has informed Kokino that the Company intends to cease filing reports with the SEC in a process known as “Going Dark,” subject to the requirements of the Securities Exchange Act of 1934 and the applicable rules promulgated thereunder (collectively, the “Exchange Act”).
Further to this development, the Company requested that Piton and Mr. Averick execute letters (the “Letters”) suspending certain rights of Piton and Mr. Averick, as applicable, and certain obligations of the Company under the December 2016 Registration Rights Agreement, the November 2017 Purchase Agreement, the November 2017 Registration Rights Agreement and the Securities Purchase Agreement (collectively, the “Applicable Agreements”).  Piton and Mr. Averick executed the Letters on January 8, 2019.
The Letters generally suspend (i) the rights of Piton or Mr. Averick, as applicable, under the Applicable Agreements to require the Company to register securities issued by the Company for resale, (ii) the Company’s obligations under the Applicable Agreements to file reports with the SEC under the Exchange Act until the Company otherwise recommences filings reports with the SEC, and (iii) the Company’s obligations under the Applicable Agreements to be current on all of the Company’s SEC filings and “deposit and withdrawal at custodian” (DWAC) eligible with the Depository Trust Company.  These suspended rights and obligations will be reinstated during any subsequent period in which the Company recommences filing reports with the SEC under the Exchange Act.  If the Company thereafter “Goes Dark” again, then the rights and obligations shall be automatically suspended once again.  Piton and Mr. Averick also waived any other agreements which may be breached by virtue of the Company “Going Dark.”
References to, and descriptions of, each of the Letters as set forth in this Schedule 13D are qualified in their entirety by the terms of such letters, copies of which are filed herewith as Exhibit O and incorporated by reference herein.
Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following reference at the end of Item 7:
Exhibit O.	Forms of the Letters executed by Piton and Mr. Averick on January 8, 2019 with respect to the Applicable Agreements.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: January 11, 2019
Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
	By:	/s/ Jeffrey Robins
Jeffrey Robins Vice President
M3C Holdings LLC
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

CUSIP No. 917296204	Page 9 of 12 Pages

EXHIBIT O

January 8, 2019
uSell.com, Inc.
18 West 18th Street, New York, NY
New York, NY  10011

VIA EMAIL:

Piton Capital Partners LLC
c/o Kokino LLC
201 Tresser Blvd., 3rd Floor
Stamford, CT 06901
Attn: Garrett Lynam

Re: Waiver Agreement
Dear Mr. Lynam:

Reference is made to that certain Securities Purchase Agreement dated November 20, 2018 (the “SPA”) by and between  uSell.com, Inc. (the “Company”) and the undersigned shareholder of the Company (the “Shareholder”) and that certain Promissory Note (the “Note”) issued to the Shareholder pursuant to the SPA. Article 4.2 of the SPA requires the Company to file reports with the Securities and Exchange Commission (the “SEC”) pursuant to the provisions of the Securities Exchange Act of 1934 (the “Exchange Act”). Section 1(d) of the Note requires the Company to be current on all of the Company’s SEC filings and DWAC eligible with the Depository Trust Company (“DTC’) in order to satisfy the Equity Conditions of the Note. The Company estimates that it will save a meaningful amount each year by deregistering from the applicable provisions of the Exchange Act that require the Company to file reports with the SEC, a process known as Going Dark.

In exchange for good and valuable consideration, including the positive effect of the cost of savings on your investments in the Company, and in order to permit the Company to suspend filing reports under the Exchange Act with the SEC, the Company and the Shareholder hereby agree to waive (i) the Company's obligation under Article 4.2 of the SPA to file reports with the SEC under the Exchange Act until the Company otherwise recommences filing reports with the SEC and (ii) the requirement under Section 1(d) of the Note that the Company to be current on all of the Company’s SEC filings and DWAC eligible with DTC in order to satisfy the Equity Conditions of the Note . If the Company is required to recommence filing reports under the Exchange Act because it fails to meet the conditions of Exchange Act Rule 12h-3 for suspension of the obligation to file Exchange Act reports with the SEC pursuant to Exchange Act Section 13(d), the agreements and requirements in the preceding sentence shall, without further action by the parties, be reinstated during any subsequent period in which the Company meets the conditions of Exchange Act Rule 12h-3 and has suspended its obligations to file Exchange Act reports with the SEC. Further the Shareholder waives any other agreements which may be breached by virtue of the Company Going Dark.

Any number of counterparts of this Letter Agreement may be signed and delivered, each of which shall be considered an original and all of which, together, shall constitute one and the same instrument.

Please sign below evidencing your agreement to be bound by this Agreement and return it to us.

Very truly yours,

uSell.com, Inc.
Nik Raman, Chief Executive Officer

Acknowledged and Agreed,

Piton Capital Partners LLC
By: Piton Capital Management LLC, its Managing Member
By: Kokino LLC, its Managing Member

By: _____________________________

Name: ___________________________

Title: ____________________________

CUSIP No. 917296204	Page 10 of 12 Pages

January 8, 2019

uSell.com, Inc.

18 West 18th Street, New York, NY

New York, NY  10011

 VIA EMAIL:
Piton Capital Partners LLC c/o Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 Attn: Garrett Lynam

Re:      Waiver Agreement

Dear Mr. Lynam:

Reference is made to that certain Securities Purchase Agreement dated November 14, 2017 (the “SPA”) by and between  uSell.com, Inc. (the “Company”) and the undersigned shareholder of the Company (the “Shareholder”). Article 4.3 of the SPA requires the Company to file reports with the Securities and Exchange Commission (the “SEC”) pursuant to the provisions of the Securities Exchange Act of 1934 (the “Exchange Act”). Further, in connection with the SPA, the Company and the Shareholder entered into a Registration Rights Agreement dated November 14, 2017 (the “RRA”). The Company estimates that it will save a meaningful amount each year by deregistering from the applicable provisions of the Exchange Act that require the Company to file reports with the SEC, a process known as Going Dark.

 In exchange for good and valuable consideration, including the positive effect of the cost of savings on your investments in the Company, and in order to permit the Company to suspend filing reports under the Exchange Act with the SEC, the Company and the Shareholder hereby agree (i) to waive (x) the right of the Shareholder to require the Company to register securities under the RRA and (y) all requirements in the SPA and the RRA which require the Company’s securities to be eligible for deposit through the Depository Trust Company and the DWAC program thereunder, until the earlier of such time as (A) the Company proposes to file a registration statement under the Securities Act of 1933 and (B) the Company recommences filing reports with the SEC under the Exchange Act, and (ii) to waive the Company's obligation under the RRA and Art. 4.3 of the SPA to file reports with the SEC under the Exchange Act until the Company otherwise recommences filing reports with the SEC. If the Company is required to recommence filing reports under the Exchange Act because it fails to meet the conditions of Exchange Act Rule 12h-3 for suspension of the obligation to file Exchange Act reports with the SEC pursuant to Exchange Act Section 13(d), the agreements and requirements in the preceding sentence shall, without further action by the parties, be reinstated during any subsequent period in which the Company meets the conditions of Exchange Act Rule 12h-3 and has suspended its obligations to file Exchange Act reports with the SEC. Further the Shareholder waives any other agreements which may be breached by virtue of the Company Going Dark.

 Any number of counterparts of this Letter Agreement may be signed and delivered, each of which shall be considered an original and all of which, together, shall constitute one and the same instrument.

            Please sign below evidencing your agreement to be bound by this Letter Agreement and return it to us.

    Very truly yours,

                                                                                               uSell.com, Inc.

                                                                                               Nik Raman, Chief Executive Officer

Acknowledged and Agreed,

Piton Capital Partners LLC

By: Piton Capital Management LLC, its Managing Member

By: Kokino LLC, its Managing Member

By: _______________________

Name:_____________________

Title:______________________

CUSIP No. 917296204	Page 11 of 12 Pages

January 8, 2019
uSell.com, Inc.
18 West 18th Street, New York, NY
New York, NY  10011

Email:

Piton Capital Partners, LLC
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
Attn: Garrett Lynam
Re: Registration Rights Agreement
Dear Mr. Lynam,

Reference is made to that certain Registration Rights Agreement dated December 20, 2016 (the “RRA”) by and between uSell.com, Inc. (the “Company”) and Piton Capital Partners LLC (“Piton”). The Company estimates that it will save a meaningful amount each year by deregistering from the applicable provisions of the Securities Exchange Act of 1934 (the "Exchange Act") that require the Company to file reports with the Securities and Exchange Commission (the “SEC”), a process known as Going Dark.

In exchange for good and valuable consideration, including the positive effect of the cost of savings on your investments in the Company, and in order to permit the Company to suspend filing reports under the Exchange Act with the SEC, the Company and Piton hereby agree (i) to waive the right of Piton to require the Company to register securities under the RRA until the earlier of such time as (A) the Company proposes to file a registration statement under the Securities Act of 1933 and (B) the Company recommences filing reports with the SEC under the Exchange Act, and (ii) to waive the Company's obligation under the RRA to file reports with the SEC under the Exchange Act until the Company otherwise recommences filing reports with the SEC. If the Company is required to recommence filing reports under the Exchange Act because it fails to meet the conditions of Exchange Act Rule 12h-3 for suspension of the obligation to file Exchange Act reports with the SEC pursuant to Exchange Act Section 13(d), the agreements in the preceding sentence shall, without further action by the parties, be reinstated during any subsequent period in which the Company meets the conditions of Exchange Act Rule 12h-3 and has suspended its obligations to file Exchange Act reports with the SEC. Further Piton waives any other agreements which may be breached by virtue of the Company Going Dark.

Any number of counterparts of this Letter Agreement may be signed and delivered, each of which shall be considered an original and all of which, together, shall constitute one and the same instrument.

Please sign below evidencing your agreement to be bound by this Letter Agreement and return it to us.
Very truly yours,

uSell.com, Inc.
Nik Raman, Chief Executive Officer
Acknowledged and Agreed,

Piton Capital Partners LLC
By: Piton Capital Management LLC, its Managing Member
By: Kokino LLC, its Managing Member

By: _______________________
Name:_____________________
Title:______________________

CUSIP No. 917296204	Page 12 of 12 Pages

January 8, 2019
uSell.com, Inc.
18 West 18th Street, New York, NY
New York, NY  10011

VIA EMAIL:

Robert Averick
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
Attn: Garrett Lynam

Re: Waiver Agreement
Dear Mr. Averick:

Reference is made to that certain Securities Purchase Agreement dated November 14, 2017 (the “SPA”) by and between  uSell.com, Inc. (the “Company”) and the undersigned shareholder of the Company (the “Shareholder”). Article 4.3 of the SPA requires the Company to file reports with the Securities and Exchange Commission (the “SEC”) pursuant to the provisions of the Securities Exchange Act of 1934 (the “Exchange Act”). Further, in connection with the SPA, the Company and the Shareholder entered into a Registration Rights Agreement dated November 14, 2017 (the “RRA”). The Company estimates that it will save a meaningful amount each year by deregistering from the applicable provisions of the Exchange Act that require the Company to file reports with the SEC, a process known as Going Dark.

In exchange for good and valuable consideration, including the positive effect of the cost of savings on your investments in the Company, and in order to permit the Company to suspend filing reports under the Exchange Act with the SEC, the Company and the Shareholder hereby agree (i) to waive (x) the right of the Shareholder to require the Company to register securities under the RRA and (y) all requirements in the SPA and the RRA which require the Company’s securities to be eligible for deposit through the Depository Trust Company and the DWAC program thereunder, until the earlier of such time as (A) the Company proposes to file a registration statement under the Securities Act of 1933 and (B) the Company recommences filing reports with the SEC under the Exchange Act, and (ii) to waive the Company's obligation under the RRA and Art. 4.3 of the SPA to file reports with the SEC under the Exchange Act until the Company otherwise recommences filing reports with the SEC. If the Company is required to recommence filing reports under the Exchange Act because it fails to meet the conditions of Exchange Act Rule 12h-3 for suspension of the obligation to file Exchange Act reports with the SEC pursuant to Exchange Act Section 13(d), the agreements and requirements in the preceding sentence shall, without further action by the parties, be reinstated during any subsequent period in which the Company meets the conditions of Exchange Act Rule 12h-3 and has suspended its obligations to file Exchange Act reports with the SEC. Further the Shareholder waives any other agreements which may be breached by virtue of the Company Going Dark.

Any number of counterparts of this Letter Agreement may be signed and delivered, each of which shall be considered an original and all of which, together, shall constitute one and the same instrument.

Please sign below evidencing your agreement to be bound by this Letter Agreement and return it to us.

Very truly yours,

uSell.com, Inc.
Nik Raman, Chief Executive Officer

Acknowledged and Agreed,

By: _________________________________
Name: Robert Averick